                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 19 )*




                            R. G. Barry Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Shares, par value $1.00 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  068798-10-7
  -----------------------------------------------------------------------------
                                 (Cusip Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 Pages
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                                  SCHEDULE 13G

 CUSIP NO. 068798-10-7                                                                 PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |                                       Florence Zacks Melton                                       |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (a) [   ] |
|     |                                                                                             ----- |
|     |                                       Not Applicable                                    (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                                       United States                                               |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |      31,551                                                     |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |         -0-                                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |     478,677                                                     |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |         -0-                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                       478,677                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES (SEE INSTRUCTIONS)                                                                   [   ] |
|     |                                       Not Applicable                                        ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |                                       5.0%                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       |
|     |                                                                                                   |
|     |                                       IN                                                          |
-----------------------------------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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ITEM 1 (a).  NAME OF ISSUER:

          R. G. Barry Corporation
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ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          13405 Yarmouth Road, N. W.
          Pickerington, Ohio 43147
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ITEM 2 (a).  NAME OF PERSON FILING:

          Florence Zacks Melton
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ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          1000 Urlin Avenue
          Columbus, Ohio 43212
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ITEM 2 (c).  CITIZENSHIP:

          United States
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ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

          Common Shares, par value $1.00 per share
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ITEM 2 (e).  CUSIP NUMBER:

          068798-10-7
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ITEM 3.

          Not Applicable
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                               Page 3 of 5 Pages
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
ITEM 4.  OWNERSHIP:

          (a)  Amount beneficially owned:                                 478,677 common shares(1)(2)

          (b)  Percent of class:                                                     5.0%

          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote:                   31,551 common shares(2)

             (ii) Shared power to vote or to direct the vote:                        None

            (iii) Sole power to dispose or to direct the disposition of:  478,677 common shares(1)(2)

             (iv) Shared power to dispose or to direct the disposition of:           None

--------------

     (1)  Includes 447,126 common shares deposited in the Zacks Voting Trust (the "Voting Trust")
by Mrs. Melton, as Trustee under a trust created by the will of Aaron Zacks, deceased. Mrs. Melton has investment power with respect to these common shares (subject to certain limitations on the right to withdraw common shares from the Voting Trust). The trustee of the Voting Trust has sole voting power as to all common shares deposited therein.

     (2)  Includes 31,551 common shares held of record by Mrs. Melton, as to which common shares she has sole voting and investment power.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          See Note (1) in Item 4. above.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION

          Not Applicable



                               Page 4 of 5 Pages
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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Florence Zacks Melton
                                             ---------------------------------
                                             Florence Zacks Melton


Date: As of December 31, 1997


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